                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

[x]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934


For the fiscal year ended December 31, 1995

                                 or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ________

     A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

               Mississippi Chemical Corporation
                Thrift Plan Plus

               Mississippi Phosphates Corporation
                401(k) Retirement Plan

               Mississippi Phosphates Corporation is a wholly owned
                subsidiary of Mississippi Chemical Corporation

     B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

               Mississippi Chemical Corporation
               P.O. Box 388
               Yazoo City, Mississippi  39194

     Financial Statements and Exhibits
     ---------------------------------

     (A)  Financial Statements:

          Mississippi Chemical Corporation
          Thrift Plan Plus
               Report of Independent Accountants
               Financial Statements Prepared in Accordance with
                the Financial Reporting Requirements of ERISA
               Notes to Financial Statements
               Schedules to Financial Statements

          Mississippi Phosphates Corporation
          401(k) Retirement Plan
               Report of Independent Accountants
               Financial Statements Prepared in Accordance with
                the Financial Reporting Requirements of ERISA
               Notes to Financial Statements
               Schedules to Financial Statements

     (B)  Exhibits:

          23.1  Consent of Arthur Andersen LLP

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Mississippi Chemical Corporation Thrift Plan Plus and the Mississippi Phosphates Corporation 401(k) Retirement Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              MISSISSIPPI CHEMICAL CORPORATION
                              THRIFT PLAN PLUS
                              By:   MISSISSIPPI CHEMICAL
                                    CORPORATION, Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -----------------------------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer


                              MISSISSIPPI PHOSPHATES CORPORATION
                              401(k) RETIREMENT PLAN
                              By:   MISSISSIPPI PHOSPHATES
                                    CORPORATION, Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -----------------------------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer


Dated: June 28, 1996

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------

                         TOGETHER WITH AUDITORS' REPORT
                         ------------------------------

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------

                         TOGETHER WITH AUDITORS' REPORT
                         ------------------------------



                                     INDEX
                                     -----


                                                              PAGE
                                                              ----


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                        1


FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS               2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS     3


NOTES TO FINANCIAL STATEMENTS                                 4 - 7


SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF REPORTABLE TRANSACTIONS                           8

  SCHEDULE OF ASSETS HELD FOR INVESTMENT                        9

                    Report of Independent Public Accountants



To the Thrift Committee of the
   Mississippi Chemical Corporation
   Thrift Plan Plus:

We have audited the accompanying statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on these audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              ARTHUR ANDERSEN LLP



Memphis, Tennessee,
  June 5, 1996.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------

                                              1995          1994
                                           -----------   -----------
Investments:
- -----------
 Investment Contract Fund:
  Vanguard Investment Contract Trust
   Fund                                    $26,045,671   $21,198,617
    Guaranteed Accumulation Accounts:
      Metropolitan Life Insurance
       Company                               3,206,723     3,418,067
      Protective Life Insurance Company              -     3,626,284
  EB Capital Stable Fund                             -     1,306,229
  Cash and Cash Equivalents                     92,966       228,917
                                           -----------   -----------
                                            29,345,360    29,778,114

  Vanguard Bond Index Fund                     236,532       219,139
  Vanguard Wellington Fund                   5,146,975     3,601,677
  Vanguard 500 Portfolio Fund                3,727,801     2,226,148
  Vanguard U. S. Growth Fund                 2,854,981     1,784,600
 MCC Stock Fund                                240,418             -
 Participant Loan Fund                         519,953             -
                                           -----------   -----------

      Total Investments                     42,072,020    37,609,678

Receivables:
- -----------
 Contributions Receivable                      144,434        94,207
 Interest Receivable                           151,692           866
 Excess Benefits Receivable                          -         2,469
                                           -----------   -----------

      Total Receivables                        296,126        97,542
                                           -----------   -----------

      Net Assets Available for Benefits    $42,368,146   $37,707,220
                                           ===========   ===========

                 The accompanying notes to financial statements
                    are an integral part of this statement.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                                              Vanguard      Vanguard                   Vanguard      Vanguard
                                             Investment       Bond       Vanguard         500          U.S.
                                              Contract        Index     Wellington     Portfolio      Growth
                                 Total          Fund          Fund         Fund          Fund          Fund
                           ---------------   ------------    --------   -----------    ----------    ---------
Additions:
- ---------
 Investment Income            $  4,862,292    $ 1,788,564    $ 46,077   $1,204,206      $  907,286   $  750,833
                              -----------     -----------    --------   ----------      ----------   ----------
 Contributions:
  Participants'                  1,867,534        857,033      41,972      323,287         259,005      226,627
  Employer's                       631,314        313,020      10,389      120,253          90,819       80,830
                              -----------     -----------    --------   ----------      ----------   ----------

   Total Contributions           2,498,848      1,170,053      52,361      443,540         349,824      307,457
                              -----------     -----------    --------   ----------      ----------   ----------

   Total Additions               7,361,140      2,958,617      98,438    1,647,746       1,257,110    1,058,290

Deductions:
- ----------
 Benefits Paid to
  Participants                   2,700,214      2,472,177       5,622       66,806          83,554       72,009
                              -----------     -----------    --------   ----------      ----------   ----------

Net Increase Prior to
    Interfund Transfers          4,660,926        486,440      92,816    1,580,940       1,173,556      986,281
Interfund Transfers                      0       (919,194)    (75,423)     (35,642)        328,097       84,100
                              -----------     -----------    --------   ----------      ----------   ----------

 Net Increase (Decrease)         4,660,926       (432,754)     17,393    1,545,298       1,501,653    1,070,381

Net Assets Available for
 Benefits:
 Beginning of Year              37,707,220     29,778,114     219,139    3,601,677       2,226,148    1,784,600
                              -----------     -----------    --------   ----------      ----------   ----------

 End of Year                   $42,368,146    $29,345,360    $236,532   $5,146,975      $3,727,801   $2,854,981
                               ==========     ===========    ========   ==========      ==========   ==========

                                MCC     Participate
                               Stock        Loan
                               Fund         Fund       Other
                              --------  ----------  --------
Additions:
- ---------
 Investment Income            $ 13,633    $      -  $ 151,693
                              --------    --------  ---------
 Contributions:
  Participants'                 27,335           -    132,275
  Employer's                     3,845           -     12,158
                              --------    --------  ---------

   Total Contributions          31,180           -    144,433
                              --------    --------  ---------

   Total Additions              44,813           -    296,126

Deductions:
- ----------
 Benefits Paid to
  Participants                      46           -          -
                              --------    --------  ---------

Net Increase Prior to
    Interfund Transfers         44,767           -    296,126

Interfund Transfers            195,651     519,953    (97,542)
                              --------    --------  ---------

 Net Increase (Decrease)       240,418     519,953    198,584

Net Assets Available for
 Benefits:
 Beginning of Year                   -           -     97,542
                              --------    --------  ---------

 End of Year                  $240,418   $ 519,953  $ 296,126
                              ========   =========  =========

                The accompanying notes to financial statements
                    are an integral part of this statement.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------


1.   DESCRIPTION OF THE PLAN:
     ------------------------

  General

  The Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") is designed to encourage and assist employees in a long-range program of savings. The Plan became effective as of January 1, 1984 and is an amendment to and restatement of the Mississippi Chemical Corporation Thrift Plan which resulted from the merger on January 1, 1983 of the Mississippi Chemical Corporation Savings and Investment (Thrift) Plan, established July 1, 1973, and the Mississippi Chemical Corporation New Mexico Facility Savings and Investment (Thrift) Plan, established September 1, 1975. The Plan was amended and restated as of January 1, 1985, in order to comply with Part I of the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984.

  The Plan complies with the provisions of Section 401(k) of the Internal Revenue Code, whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

  Eligibility and Contributions

  Employees who work for Mississippi Chemical Corporation ("MCC") or Mississippi Potash, Incorporated (collectively the "Company") 1,000 hours within twelve months after their employment date are eligible to participate in the Plan after one year of service. Mississippi Potash, Incorporated is a wholly-owned subsidiary of MCC and its employees are eligible to participate in the Plan. An eligible employee may elect to make a salary deferral contribution up to 17.6% of his base compensation. For plan years beginning in 1995, the salary deferral contributions cannot exceed the maximum allowable under I.R.S. guidelines of $9,240. The Company matches 50% of the employee's contribution, but not in excess of 3% of the employee's base compensation. Former Plan participants who are reemployed on a regular, full-time basis become eligible to participate in the Plan immediately.

  Administration

  Administrative expenses of the Plan are paid by the Company. The operations of the Plan are administered and supervised by the Thrift Committee appointed by the Board of Directors of the Company.

  Participant Accounts

  Each participant's deferred account is credited with the participant's contribution and the investment earnings on them. A Company matching account is credited with the Company's matching contributions made on the participants' behalf, and the investment earnings on them. Participant non-deferred contributions and rollover contributions are maintained in a separate account for the participants making such contributions.

  Vesting

  A participant is fully vested in the portion of his account related to his own contributions. Upon death, disability or retirement, a participant will be fully vested in the employer's contribution. Employees are not vested in their Company matching account until completion of 5 years of vesting service at which time 100% vesting is achieved. Upon

     ------------------------------------

  termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

  Investment Options

  Beginning January 1, 1993, the Plan elected to utilize The Vanguard Group of Investment Companies ("Vanguard") as investment manager. Additionally, the existing guaranteed accumulation fund was renamed the Investment Contract Fund and is made up of both non-matured existing GIC's and the Vanguard Investment Contract Trust Fund. Contributions are invested, at the discretion of the individual participant, in investment funds managed by Vanguard.

  Effective July 1, 1995, the Plan elected to provide for a new investment option, the MCC Stock Fund. The MCC Stock Fund invests in securities of the Company. The Plan limits the amount of monthly contributions that participants may make to the MCC Stock Fund to 20% of total contributions. Additionally, participants' investments in the MCC Stock Fund are limited to 20% of their total account balance.

  Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options:

        a. Vanguard Investment Contract Trust Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

        b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

        c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

        d. Vanguard 500 Portfolio Fund - Funds are invested in common stocks in order to match the investment performance of the S & P 500 market index.

        e. Vanguard U.S. Growth fund - funds are invested in equity securities of companies in the U.S.

        f. MCC Stock Fund - Funds are invested in common stock of Mississippi Chemical Corporation.

  Effective January 1, 1995 participants may change their investment options as of the first day of any calendar month upon at least 10 days advance notice.

  Participant Loans

  Effective January 1, 1995, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of NationsBank as of the date of the loan plus 2%.

    ------------------------------------

  Payment of Benefits

  On termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified subject to a minimum distribution of $500.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

  Basis of Accounting

  The financial statements of the Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") have been prepared on the accrual basis of accounting. Substantially all information in the accompanying financial statements was derived from information certified by NationsBank, the Plan trustee. The Plan administrator has certified that there were no party in interest transactions, nor were there any obligations or leases in default during the Plan year.

  Investment Valuation and Income Recognition

  The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. The Plan adopted SOP 94-4 during the current plan year. SOP 94-4 changes the Plan's reporting for certain investment contracts from contract value to fair market value. Fully-benefit responsive investment contracts (as defined in SOP 94-4) are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate less funds withdrawn by the participants. All other investment contracts are reported at fair market value.

  The Plan's investments are stated as follows: the guaranteed investment contract (GIC) is valued at contract value. The fair value of the GIC is approximately $3,100,000, matures December 31, 1998 and bears interest at 7.70%. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end, Company stock is valued at its quoted market price and participant loans are valued at cost which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

  Benefit Payments

  Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Thrift Committee.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  UNAPPLIED FORFEITURES:
    ----------------------

  Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Unapplied forfeitures are those which will be used in the future to reduce necessary employer contributions.

4.  PLAN TERMINATION:
    -----------------

  The Board of Directors of the Company has the right to terminate the Plan, but has expressed no intention to do so. In the event of termination of the Plan, the account balances of all affected participants become fully vested and non-forfeitable. Each participant, retired participant or beneficiary shall then be entitled to receive any amounts credited to his account.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ----------------------------------------------------

  The following is a reconciliation of contributions receivable per the financial statements to the Form 5500:

                                               December 31,
                                        ------------------------
                                             1995        1994
                                        ------------------------

Contributions Receivable per the
 financial statements                     $  144,434  $   94,207
Contributions Receivable per the Form
 5500                                     $   99,279  $   (1,901)
                                          ----------  ----------
Amounts Due from Ending Pay Period        $   45,155  $   96,108
                                          ==========  ==========

  The Form 5500 does not include amounts due to the Plan as of December 31, 1995 and 1994, from the pay periods ended December 31, 1995 and January 1, 1995, respectively.

6.  TAX STATUS:
    -----------

  The Plan has received a favorable determination letter from the Internal Revenue Service dated July 31, 1995. The Internal Revenue Service has ruled that the Plan, as amended through April 27, 1995, is "qualified" for purposes of Section 401 of the Internal Revenue Code (the "Code").

  In the opinion of management, the Plan is being operated in accordance with the requirements of Sections 401 and 501 of the Code. Any additional amendments to the Plan required to reflect 1986 and subsequent federal legislation will be formally adopted on a timely basis in accordance with guidelines issued by the Internal Revenue Service. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                              Number                                        Net Gain
                                of         Total      Number      Sales     or (Loss)
Description of Asset         Purchases   Purchases   of Sales    Proceeds    on Sales
- --------------------         ---------   --------     -------   ---------   ---------
Vanguard Investment
Contract Fund                        9   $ 4,739,913       4   $   315,693   $    -

Nations Government Money
Market Fund
A Shares                            81   $ 5,952,035      33   $ 6,087,992   $    -

Protective Life Insurance
Company                              1   $    19,945       1   $ 3,722,433   $    -


               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     --------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------


                                                           Market/Contract Value
       Description of Investment              Cost                 Value
- ----------------------------------------   ------------       ---------------
Vanguard Investment Contract Fund          $ 26,044,952       $     26,045,671

Metropolitan Life Insurance Company
 (GAC-18595B)                              $  3,206,723       $      3,206,723


Nations Government Money Market Fund       $     92,966       $         92,966

Vanguard Bond Index Fund                   $    226,812       $        236,532

Vanguard Wellington Fund                   $  4,259,748       $      5,146,975

Vanguard 500 Portfolio Fund                $  2,872,939       $      3,727,801

Vanguard U.S. Growth Fund                  $  2,230,083       $      2,854,981

MCC Stock Fund                             $    228,506       $        240,418

Participant Loan Fund                      $    519,953       $        519,953


           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------

                         TOGETHER WITH AUDITORS REPORT
                         -----------------------------

          MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------

                         TOGETHER WITH AUDITORS REPORT
                         -----------------------------



                                     INDEX
                                     -----


                                                                PAGE
                                                                ----


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                          1


FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                 2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS       3


NOTES TO FINANCIAL STATEMENTS                                   4 - 7


SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF REPORTABLE TRANSACTIONS                             8

  SCHEDULE OF ASSETS HELD FOR INVESTMENT                          9

                    Report of Independent Public Accountants



To the Retirement Plan Committee of the
 Mississippi Phosphates Corporation
 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Mississippi Phosphates Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP



Memphis, Tennessee,
 June 5, 1996.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------


                                                     1995         1994
                                                  ----------    --------
Investments:
- ------------
   Vanguard Investment Contract Fund              $  571,272    $371,517
   Vanguard Bond Index Fund                           71,595      43,372
   Vanguard Wellington Fund                          434,392     240,678
   Vanguard 500 Portfolio Fund                       211,751     106,761
   Vanguard U. S. Growth Fund                        154,115      99,461
 MCC Stock Fund                                       22,789           -
 Participant Loan Fund                                12,609           -
                                                  ----------    --------

    Total Investments                              1,478,523     861,789

Receivables:
- ------------
 Contributions Receivable                             33,154      15,189
 Interest Receivable                                  10,626           -
                                                  ----------    --------

    Total Receivables                                 43,780      15,189


    Net Assets Available for Benefits             $1,522,303    $876,978
                                                  ==========    ========

                 The accompanying notes to financial statements
                    are an integral part of this statement.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------

                                         Vanguard    Vanguard                 Vanguard   Vanguard   Mississippi  Partici-
                                        Investment     Bond       Vanguard      500        U.S.       Chemical     pant
                                         Contract      Index     Wellington   Portfolio   Growth     Corporation   Loan
                             Total         Fund        Fund         Fund        Fund       Fund      Stock Fund    Fund     Other
                           ----------   ----------   --------    ----------   ---------  --------    -----------  -------  --------
Additions:
- ----------
Investment Income          $  231,401    $ 28,370     $ 9,645     $ 93,010    $ 47,859   $ 40,523       $ 1,368   $     -  $ 10,626

Contributions:
 Participants'                337,309     134,705      16,235       83,934      36,520     33,937         2,454         -    29,524
 Employer's                   107,420      47,511       7,310       27,461      12,462      8,298           748         -     3,630
                           ----------    --------     -------     --------    --------   --------       -------   -------  --------

  Total Contributions         444,729     182,216      23,545      111,395      48,982     42,235         3,202         -    33,154
                           ----------    --------     -------     --------    --------   --------       -------   -------  --------

  Total Additions             676,130     210,586      33,190      204,405      96,841     82,758         4,570         -    43,780

Deductions:
- -----------
Benefits Paid to
 Participants                  30,805           -           -        3,711       3,253     23,841             -         -         -
                           ----------    --------     -------     --------    --------   --------       -------   -------  --------

Net Increase Prior to
   Interfund Transfers        645,325     210,586      33,190      200,694      93,588     58,917         4,570         -    43,780
Interfund Transfers                 0     (10,831)     (4,967)      (6,980)     11,402     (4,263)       18,219    12,609   (15,189)

                           ----------    --------     -------     --------    --------   --------       -------    ------  --------

   Net Increase               645,325     199,755      28,223      193,714     104,990     54,654        22,789    12,609    28,591

Net Assets Available for
   Benefits:
   Beginning of Year          876,978     371,517      43,372      240,678     106,761     99,461             -         -    15,189
                           ----------    --------     -------     --------    --------   --------       -------   -------  --------

   End of Year             $1,522,303    $571,272     $71,595     $434,392    $211,751   $154,115       $22,789   $12,609  $ 43,780
                           ==========    ========     =======     ========    ========   ========       =======   =======  ========

                 The accompanying notes to financial statements
                    are an integral part of this statement.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

     Basis of Accounting
     The financial statements of the Mississippi Phosphates Corporation 401(k) Retirement Plan (the "Plan") have been prepared on the accrual basis of accounting. Substantially all information in the accompanying financial statements was derived from information certified by NationsBank, the Plan trustee. The Plan administrator has certified that there were no party in interest transactions, nor were there any obligations or leases in default during the Plan year.

     Investment Valuation and Income Recognition
     Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Mississippi Chemical Corporation ("MCC") stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

     Benefit Payments
     Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Retirement Plan Committee.


2.   DESCRIPTION OF THE PLAN:
     ------------------------

     General
     The Plan is designed to encourage and assist employees in a long-range program of savings. The Plan became effective as of January 1, 1993. The Plan was amended and restated as of August 1, 1995.

     The Plan complies with the provisions of Section 401(k) of the Internal Revenue Code, whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

     Administrative expenses of the Plan are paid by Mississippi Phosphates Corporation (the "Company"). The operations of the Plan are administered and supervised by the Retirement Plan Committee appointed by the Board of Directors of the Company.

     Eligibility and Contributions
     Employees who work for the Company, a wholly-owned subsidiary of MCC, 1,000 hours within twelve months after their employment date are eligible to participate in the Plan after one year of service. An eligible employee may elect to make a salary deferral contribution up to 16% of his base compensation.

     ------------------------------------

     For plan years beginning in 1995, the cash or deferred 401(k) arrangement for salary deferral contributions cannot exceed the maximum allowable under I.R.S. guidelines of $9,240. The Company matches 50% of the employee's contribution, but not in excess of 3% of the employee's base compensation.

     Participant Accounts
     Each participant's deferred account is credited with the participant's contribution and the investment earnings on them. A Company matching account is credited with the Company's matching contributions made on the participants' behalf, and the investment earnings on them. Participant rollover contributions are maintained in a separate account for the participants making such contributions.

     Vesting
     A participant is fully vested in the portion of his account related to his own contributions. Upon death, disability or retirement, a participant will be fully vested in the employer's contribution. Employees are not vested in their Company matching account until completion of 5 years of vesting service at which time 100% vesting is achieved. Upon termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

     Investment Options
     The Plan elected to utilize The Vanguard Group of Investment Companies ("Vanguard") as investment manager. Contributions are invested, at the discretion of the individual participant, in investment funds managed by Vanguard. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options:

     a. Vanguard Investment Contract Fund - Funds are invested in investment contracts issued by insurance companies and banks.

     b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

     c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

     d. Vanguard 500 Portfolio Fund - Funds are invested in common stocks in order to match the investment performance of the S & P 500 market index.

     e. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

     f. Mississippi Chemical Corporation Stock Fund - Funds are in vested in common stock of MCC.

     Participants may change their investment options as of the first day of any calendar month upon at least 10 days advance notice.

     ------------------------------------

     Participant Loans
     Effective January 1, 1995, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of NationsBank as of the date of the loan plus 2%.

     Payment of Benefits
     On termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified subject to a minimum distribution of $100.

3.   UNAPPLIED FORFEITURES:
     ----------------------

     Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Unapplied forfeitures are those which will be used in the future to reduce necessary employer contributions.

4.   PLAN TERMINATION:
     -----------------

     The Board of Directors of the Company has the right to terminate the Plan, but has expressed no intention to do so. In the event of termination of the Plan, the account balances of all affected participants become fully vested and non-forfeitable. Each participant, retired participant or beneficiary shall then be entitled to receive any amounts credited to his account.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     ----------------------------------------------------

     The following is a reconciliation of contributions receivable per the financial statements to the Form 5500:

                                                     December 31,
                                                 ----------------------
                                                    1995        1994
                                                 ----------   ---------

       Contributions Receivable per the
        financial statements                     $   33,154   $  15,189


       Contributions Receivable per the Form
        5500                                     $   20,267   $     (33)
                                                 ----------   ---------

       Amounts Due from Ending Pay Period        $   12,887   $  15,222
                                                 ==========   =========

     The Form 5500 does not include amounts due to the Plan as of December 31, 1995 and 1994, from the pay periods ended December 31, 1995 and January 1, 1995, respectively.

6.   TAX STATUS:
     -----------

     The Plan has received a favorable determination letter from the Internal Revenue Service dated September 29, 1993. The Internal Revenue Service has ruled that the Plan, is "qualified" for purposes of Section 401 of the Internal Revenue Code (the "Code").

     In the opinion of management, the Plan is being operated in accordance with the requirements of Sections 401 and 501 of the Code. Any additional amendments to the Plan required to reflect 1986 and subsequent Federal legislation will be formally adopted on a timely basis in accordance with guidelines issued by the Internal Revenue Service. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                              Number                 Number            Net Gain
                                of         Total        of     Sales   or (Loss)
   Description of Asset      Purchases   Purchases    Sales  Proceeds  on Sales
- --------------------------------------------------------------------------------
Vanguard Investment
 Contract Fund                  33      $  225,648     9    $  27,309  $      -


Vanguard 500 Portfolio Fund     31      $   66,600     2    $   4,050  $    567
Vanguard Wellington Fund        28      $  139,021     6    $  21,654  $  2,947

Vanguard U.S. Growth Fund       26      $   66,599     5    $  47,122  $  7,518

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     --------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

                                                      Market/Contract
  Description of Investment             Cost               Value
- ----------------------------------------------------------------------
Vanguard Investment Contract Fund     $ 571,152           $ 571,272

Vanguard Bond Index Fund              $  68,957           $  71,595

Vanguard Wellington Fund              $ 373,716           $ 434,392

Vanguard 500 Portfolio Fund           $ 170,421           $ 211,751

Vanguard U.S. Growth Fund             $ 127,154           $ 154,115

MCC Stock Fund                        $  21,559           $  22,789

Participant Loan Fund                 $  12,609           $  12,609